Exhibit 99.1
Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL Telemedicine confirms discussions regarding a possible investment in its Israeli activity

Tel Aviv / Zurich / New York, June 20, 2024 - SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN;) ("SHL" or the "Company"), a leading provider and developer of advanced personal telemedicine solutions, has clarified today that it is in discussions with Discount Capital Ltd. the investment arm of Israel Discount Bank, regarding a possible investment relating to SHL’s Israeli activity. At this point, the parties have not yet taken any decision nor entered into any binding obligation with regard to the realization of such transaction. SHL will further inform the market as required.

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200).

For more information, please visit our website at www.shl-telemedicine.com.

Contacts

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward- looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.